Exhibit 99.11

U.S. Silver Receives Final Listing Approval from NYSE Amex

TORONTO--(BUSINESS WIRE)--March 19, 2012--U.S. Silver Corporation (TSX:USA) (“U.S. Silver” or the “Company”) is pleased to announce that its common shares have been approved for listing on the NYSE Amex. The Company anticipates trading on the NYSE Amex in the coming days, which will be announced along with the trading symbol.

Gordon Pridham, U.S. Silver Executive Chairman stated, “We are extremely pleased to have reached this important milestone in the Company’s development. Listing on the NYSE Amex, as a leading US stock exchange, provides U.S. Silver with important access to American financial markets and sources of capital. We also believe shareholders will benefit through increased liquidity as a higher corporate profile in the US should lead to enhanced exposure to a far greater number of retail and institutional investors.”

“We welcome U.S. Silver to the NYSE Euronext family of listed companies and onto the NYSE Amex," said Scott Cutler, Executive Vice President, NYSE Euronext. "U.S. Silver and its shareholders will benefit from superior market quality and technology, a broad array of issuer and investor services and a global brand association. We look forward to building a strong and lasting partnership with the Company and its shareholders."

U.S. Silver will continue to trade on the Toronto Stock Exchange under its existing symbol USA.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 220 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-556-1535 ext. 2
IR Manager